Exhibit 99.1

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.

ARBN 097 829 895 Incorporated in the Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Russell L. CHENU

Date of last notice	17 September 2008

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest	Not applicable
(including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	19 February 2009

No. of securities held prior to change	• 20,000 fully paid ordinary shares/CUFS registered in the name of the Director; and
• 442,000 options over unissued ordinary fully paid shares/CUFS.

Class	Fully paid ordinary shares/CUFS

Number acquired	5,000

Number disposed	Nil

Value/Consideration	$16,800
Note: If consideration is non-cash, provide details and estimated valuation

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	• 25,000 fully paid ordinary shares/CUFS registered in the name of the Director; and
• 442,000 options over unissued ordinary fully paid shares/CUFS, comprising:
o 93,000 options under the 2001 Equity Incentive Plan;
o 90,000 options under the Managing Board Transitional Stock Option Plan 22 August 2005;
o 133,000 options (ROCE) under the 2006 JHINV Long Term Incentive Plan; and
o 126,000 options (TSR) under the 2006 JHINV Long Term Incentive Plan.

Nature of change	On—market trade on the ASX.
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder	Not applicable
(if issued securities)

Date of change	Not applicable

No. and class of securities to which interest related prior to change	Not applicable
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration	Not applicable
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change	Not applicable. Retains interest in 108,637 Relative TSR Restricted Stock Units under the 2006 JHINV Long Term Incentive Plan previously notified to the ASX.
+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002